# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ARS Pharmaceuticals, Inc., CIK 0001671858
CUSIP: 82835W108
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 11682 EL CAMINO REAL, SUITE 120, SAN DIEGO, California (CA), 92130
Date of event which requires filing of this statement: 03/20/2025
Filed by CIK 0001352546
Persons authorized to receive notices and communications: David Clark, Deerfield Management Company, L.P., 345 Park Avenue South, 12th, New York, New York (NY), 10010, 212-551-1600; Elliot Press, Deerfield Management Company, L.P., 345 Park Avenue South, 12th, New York, New York (NY), 10010, 212-551-1600; Jonathan D. Weiner, Esq., Katten Muchin Rosenman LLP, 50 Rockefeller Plaza, New York, New York (NY), 10020, 212-940-8800; Mark D. Wood, Esq., Katten Muchin Rosenman LLP, 50 Rockefeller Plaza, New York, New York (NY), 10020, 212-940-8800

## Reporting persons
- Deerfield Mgmt III, L.P. (CIK 0001610540): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,257,329; sole dispositive power 0; shared dispositive power 5,257,329; aggregate amount beneficially owned 5,257,329 (5.36% of the class)
  Comment: Comprised of 5,257,329 shares of common stock held by Deerfield Private Design Fund III, L.P.
- Deerfield Private Design Fund III, L.P. (CIK 0001603333): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 5,257,329; sole dispositive power 0; shared dispositive power 5,257,329; aggregate amount beneficially owned 5,257,329 (5.36% of the class)
- Deerfield Mgmt IV, L.P. (CIK 0001713467): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,257,328; sole dispositive power 0; shared dispositive power 5,257,328; aggregate amount beneficially owned 5,257,328 (5.36% of the class)
  Comment: Comprised of 5,257,328 shares of common stock held by Deerfield Private Design Fund IV, L.P.
- Deerfield Private Design Fund IV, L.P. (CIK 0001680307): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 5,257,328; sole dispositive power 0; shared dispositive power 5,257,328; aggregate amount beneficially owned 5,257,328 (5.36% of the class)
- Deerfield Management Company, L.P. (CIK 0001009258): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 10,514,657; sole dispositive power 0; shared dispositive power 10,514,657; aggregate amount beneficially owned 10,514,657 (10.72% of the class)
  Comment: Comprised of an aggregate of 10,514,657 shares of common stock held by Deerfield Private Design Fund III, L.P. and Deerfield Private Design Fund IV, L.P.
- James E. Flynn (CIK 0001352546): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 10,514,657; sole dispositive power 0; shared dispositive power 10,514,657; aggregate amount beneficially owned 10,514,657 (10.72% of the class)
  Comment: Comprised of an aggregate of 10,514,657 shares of common stock held by Deerfield Private Design Fund III, L.P. and Deerfield Private Design Fund IV, L.P.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: ARS Pharmaceuticals, Inc.
Comment: This Amendment No. 2 (this "Amendment") to Schedule 13D amends the Schedule 13D filed by (i) Deerfield Mgmt III, L.P. ("Deerfield Mgmt III"), (ii) Deerfield Private Design Fund III, L.P. ("Deerfield Private Design Fund III"), (iii) Deerfield Mgmt IV, L.P. ("Deerfield Mgmt IV"), (iv) Deerfield Private Design Fund IV, L.P. ("Deerfield Private Design Fund IV"), (v) Deerfield Management Company, L.P. ("Deerfield Management") and (vi) James E. Flynn, a natural person ("Flynn" and collectively with Deerfield Mgmt III, Deerfield Private Design Fund III, Deerfield Mgmt IV, Deerfield Private Design Fund IV and Deerfield Management, the "Reporting Persons"), as amended by Amendment No. 1 thereto (as amended, the "Schedule 13D"), with respect to the common stock of ARS Pharmaceuticals, Inc. Deerfield Private Design Fund III and Deerfield Private Design Fund IV are collectively referred to herein as the "Deerfield Funds"). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to them in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(1) Deerfield Mgmt III
Number of shares: 5,257,329 (comprised of shares held by Deerfield Private Design Fund III)
Percentage of shares: 5.36%

(2) Deerfield Private Design Fund III
Number of shares: 5,257,329
Percentage of shares: 5.36%

(3) Deerfield Mgmt IV
Number of shares: 5,257,328 (comprised of shares held by Deerfield Private Design Fund IV)
Percentage of shares: 5.36%

(4) Deerfield Private Design Fund IV
Number of shares: 5,257,328
Percentage of shares: 5.36%

(5) Deerfield Management
Number of shares: 10,514,657 (comprised of shares held by Deerfield Private Design Fund III and Deerfield Private Design Fund IV)
Percentage of shares: 10.72%

(6) Flynn
Number of shares: 10,514,657 (comprised of shares held by Deerfield Private Design Fund III and Deerfield Private Design Fund IV)
Percentage of shares: 10.72%
Number of shares as to which each person has sole or shared power to vote or dispose:
(1) Deerfield Mgmt III

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 5,257,329
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 5,257,329

(2) Deerfield Private Design Fund III

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 5,257,329
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 5,257,329

(3) Deerfield Mgmt IV

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 5,257,328
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 5,257,328

(4) Deerfield Private Design Fund IV

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 5,257,328
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 5,257,328

(5) Deerfield Management

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 10,514,657
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 10,514,657

(6) Flynn

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 10,514,657
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 10,514,657

Flynn is the managing member of the general partner of each of Deerfield Mgmt IV, Deerfield Mgmt III and Deerfield Management. Deerfield Mgmt III is the general partner of Deerfield Private Design Fund III and Deerfield Mgmt IV is the general partner of Deerfield Private Design Fund IV. Deerfield Management is the investment manager of the Deerfield Funds.

*Percentage beneficial ownership reported herein reflects 98,119,804 shares of Common Stock outstanding as of March 17, 2025, as reported by the Company in its Annual Report on Form 10-K for the year ended December 31, 2024.

## Signatures
- Deerfield Mgmt III, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-in-Fact (03/24/2025)
- Deerfield Private Design Fund III, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-in-Fact (03/24/2025)
- Deerfield Mgmt IV, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-in-Fact (03/24/2025)
- Deerfield Private Design Fund IV, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-in-Fact (03/24/2025)
- Deerfield Management Company, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-in-Fact (03/24/2025)
- James E. Flynn: /s/ Jonathan Isler, Jonathan Isler, Attorney-in-Fact (03/24/2025)